                                                      Filer: ARAMARK Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                      and deemed filed pursuant to Rules 13e-4, 14a-12 and 14d-2 under the Securities Exchange Act of 1934

                                            Subject Company: ARAMARK Corporation
                                                   Commission File No. 333-65228
                                                                   July 17, 2001

                               [LOGO OF ARAMARK]

               QUESTIONS AND ANSWERS FOR MANAGEMENT STOCKHOLDERS

  This communication may contain "forward-looking" statements within the meaning of the federal securities laws. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as "aim," "anticipate," "estimate," "expect," "will be," "will continue," "will likely result," "project," "intend," "plan," "believe," and other words and terms of similar meaning in conjunction with a discussion of the possible occurrence of the offering, the merger or the tender offer and future operating or financial performance. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Factors that might cause such a difference include the possibility that the offering will not be consummated, the possibility that our stockholders will not approve the Agreement and Plan of Merger between ARAMARK Corporation and ARAMARK Worldwide Corporation, its wholly-owned subsidiary, the possibility that the requisite number of stockholders will not consent to the termination of our current stockholders' agreement, the possibility that one of the other conditions to the merger will not be satisfied or waived, the possibility that the tender offer will not occur or that it will occur on substantially different terms than those outlined herein, the possibility that one or more of the conditions to the tender offer will not be satisfied, unfavorable economic conditions, increased operating costs, shortages of qualified personnel, costly compliance with governmental regulations, currency risks and other risks associated with international markets, risks associated with acquisitions, competition, decline in attendance at client facilities, unpredictability of sales and expenses due to contract terms, high leverage, claims relating to the provision of food services, liability associated with non-compliance with governmental regulations, including regulations pertaining to food services, the environment and childcare service, seasonality and adverse publicity concerning incidents at childcare centers. Forward-looking statements speak only as of the date made. ARAMARK undertakes no obligation to update any forward-looking statements to reflect the events or circumstances arising after the date as of which they are made. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this communication or that may be made elsewhere from time to time by, or on behalf of, ARAMARK.

  A Registration Statement on Form S-1 relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

  More detailed information pertaining to ARAMARK's proposals will be set forth in appropriate filings that have been and will be made with the SEC including the joint proxy statement/prospectus contained in the Registration Statement on Form S-4 relating to the proposed merger and the Schedule TO relating to the proposed tender offer. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information. Stockholders will be able to obtain a free copy of any filings containing information about ARAMARK, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about ARAMARK can also be obtained, without charge, by directing a request to ARAMARK, Aramark Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107, Attention: Office of the Corporate Secretary.

  ARAMARK and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of ARAMARK. A list of the names of ARAMARK's directors and executive officers is contained in ARAMARK's joint proxy statement/prospectus contained in the Registration Statement on Form S-4 which may be obtained without charge at the SEC's Internet site (http://www.sec.gov).

  As of the date of this communication, none of the foregoing participants, other than Joseph Neubauer and certain affiliated entities, individually beneficially owns in excess of 5% of ARAMARK's common stock. Except as disclosed above and in ARAMARK's joint proxy statement/prospectus contained in the Registration Statement on Form S-4 and other documents filed with the SEC including the Schedule 13D relating to the ARAMARK common stock filed by Joseph Neubauer, to the knowledge of ARAMARK, none of the directors or executive officers of ARAMARK has any material interest, direct or indirect, by security holdings or otherwise, in the proposed merger.

July 17, 2001

                               [LOGO OF ARAMARK]

               QUESTIONS AND ANSWERS FOR MANAGEMENT STOCKHOLDERS

  The following questions and answers will help you better understand the proposed transactions (the merger, the initial public offering (IPO) and the tender offer), and the impact that each of these transactions will have on you as a management stockholder.

  This is a preliminary document that contains the Company's current position on these matters. The answers to these questions are not final and are subject to change during the course of the next several months.

  A more detailed description of the transactions and information related to them can be found in the proxy statement/prospectus. We urge you to read the entire proxy statement/prospectus carefully.

  These questions and answers have been stated in a conversational format: the questions are stated as if asked directly by an employee stockholder with a Company representative responding.

  This table of contents will help you locate the answers to specific questions that you may have.

                               TABLE OF CONTENTS

Topic                                                                       Q/A
-----                                                                      -----
Overview of the Transactions..............................................   1-6
Stock Currently Owned.....................................................  7-17
Unexercised Stock Options And Purchase Opportunities...................... 18-25
Future Stock Option Grants................................................ 26-28
Future Transfers of Stock.................................................    29
Future Sales of Stock..................................................... 30-35
Selling Stock in the Tender Offer......................................... 36-45
Selling Stock in the Public Market........................................ 46-47
Deferred Payment Program/Bank Loans....................................... 48-55
Taxes..................................................................... 56-59
Retirement Plans.......................................................... 60-63
Miscellaneous............................................................. 64-75

OVERVIEW OF THE TRANSACTIONS

Q1.  What is the Company proposing?

A. The Company is proposing to go public by selling newly issued common stock equal to less than 20% of its outstanding stock to the public in an initial public offering (IPO).

Q2.  Why is the Company going public?

A. Going public will position us for success in an increasingly competitive world while preserving our employee-owned and owner-managed culture and providing some liquidity for our employee stockholders.

Q3.  What are the basic elements of the proposal?

A.  There are three basic elements to the proposal:

   . The merger which creates a corporate structure appropriate for a publicly traded company,

   .  The IPO which helps the Company to raise additional capital, and

   . The tender offer which enables the Company to provide additional liquidity for its stockholders.

Q4.  What has the Company done so far?

A. After receiving unanimous approval for its proposals from the board of directors, the Company filed registration statements with the Securities and Exchange Commission (SEC). (The SEC is the federal government agency that oversees securities offerings and securities markets.) The registration statements contain a preliminary prospectus for the IPO and a preliminary proxy statement/prospectus relating to the stockholder vote on the merger.

Q5.  What will happen next?

A. The Company anticipates that the following events will occur over the next several months:

   . The SEC will review and comment on the registration statements. This process generally takes a number of months.

   . The Company will ask stockholders to consider and approve the merger so that the Company can proceed with the IPO. Stockholders will also be asked to approve a new employee stock ownership plan and consent to the termination of the current stockholders' agreement.

   .  If stockholder approval is obtained, we will proceed with the IPO.

   . Promptly following the merger and the IPO, the Company intends to conduct a tender offer to purchase a portion of the stock owned by employees and other pre-IPO stockholders.

Q6.  How and when will the initial public offering price be determined?

A. The initial public offering price will be determined by negotiations between the Company and the investment bankers who are underwriting the IPO.

   Although we cannot guarantee it, we believe that the initial public offering price will likely be higher than the current appraisal price adjusted for the merger exchange ratio. Before the special stockholder meeting, the Company expects to announce its financial results for the fiscal third quarter and a range within which the new class B common stock is expected to be priced in the IPO.

STOCK CURRENTLY OWNED

Q7.  What will happen to the class B common stock that I currently own?

A.  Your old class B common stock will be affected as follows:

   . Every share of old class B common stock that you own will automatically convert into two shares of new class A common stock.

   . Your new class A common stock will be divided equally as nearly as possible into three different classes of new class A common stock-- class A-1, class A-2 and class A-3.

   . The total tax basis of your new class A common stock will be the same as for your current class B common stock, but will be allocated among twice the number of shares.

Q8. What will be the difference between class A-1, class A-2, and class A-3 common stock?

A. The shares of class A-1, class A-2, and class A-3 common stock will be identical except for restrictions on when you can sell them. The sale restriction period is the length of time that must elapse before you can sell your class A common stock to the public.

   The applicable sale restriction periods will expire as follows:

                       Sale Restriction
            Class           Period
            -----   ----------------------
            A-1     180 days after the IPO
            A-2     360 days after the IPO
            A-3     540 days after the IPO

Q9.  Why will the sale of my stock be restricted?

A. It is a common practice to impose sale restriction periods on existing shares in connection with an IPO. The sale restrictions periods will permit some period of trading of the new publicly traded stock to take place in the public market without the introduction of a significant number of additional shares, which could negatively impact the price. Sales of shares into the public market by employees and other current stockholders will be introduced slowly as the sale restriction periods expire. Our financial advisers tell us that these sale restriction periods will promote an orderly initial trading market for our new publicly traded stock.

Q10. Do I have to sell my shares in the tender offer or after the sale restriction periods expire?

A. No. The decision to sell is an individual one. The Company still encourages employee ownership, but as with any investment in publicly held stock, the decision whether to sell or retain your shares is up to you.

Q11.  What will happen to the stock that I own if my employment terminates?

A. If your employment terminates, your class A-1, class A-2 and class A-3 shares will automatically convert into class B-1, class B-2 and class B-3 shares, respectively. The class B-1, class B-2 and class B-3 common stock will be subject to the same sale and transfer restrictions as the original class A-1, class A-2 and class A-3 common stock, but will not have multiple voting rights.

   Terminated stockholders will have an opportunity to participate in the tender offer, and will remain subject to the same sale restrictions. After the sale restriction periods expire, you may sell shares into the public market.

Q12. What must I do to convert my old class B common stock into new class A common stock?

A. Nothing. In the merger, your shares will be converted automatically, and no action will be required on your part.

Q13.  Will I receive new stock certificates?

A. The Company will continue its current practice of issuing shares in uncertificated form. You will receive a statement of the shares that you own after the merger. If you hold shares in the form of a certificate, your old certificate will represent your new shares after the merger.

Q14. What should I do with the old class B stock certificates that I currently hold?

A.  Nothing at this time. You will receive instructions at a later date.

Q15.  What happens to the stock held by my permitted transferees?

A. Generally, stock held by your permitted transferees will be treated in the same way as the stock which you own as an employee and will be subject to the same sale restrictions.

Q16. What are the differences between the old class B common stock that I own now and the new class A common stock that I will own after the merger?

A. The following table summarizes the more significant differences between the old class B common stock and the new class A common stock.

                            Old Class B Common Stock       New Class A Common Stock
                         ------------------------------ ------------------------------
                          Currently owned by employee      To be owned by employee
                                  stockholders          stockholders after the merger
Trading market and sale  No sales or transfers except   Initially, no sales or
 restrictions:           as permitted under the         transfers except for sales in
                         stockholders' agreement        the proposed tender offer and
                         including, permitted transfers except for permitted transfers
                         to family members, to          including to family members,
                         charities and for estate       to charities and for estate
                         planning purposes.             planning purposes.

                                                        Prohibitions on hedging
                                                        transactions, including buying
                                                        a "put" option or selling a
                                                        "call" option. A hedging
                                                        transaction is a transaction
                                                        where you effectively lock in
                                                        a sale price to avoid the risk
                                                        of a future price decrease.

                         Sales to the Company at the    After the expiration of the
                         appraisal price can be made in applicable sale restrictions, the internal market subject to your new class A shares will
                         the Company's discretion.      be freely tradeable and will
                                                        convert upon sale into the
                                                        unrestricted new class B
                                                        shares. There will no longer
                                                        be an internal market.

Voting rights:           One vote per share.            Ten votes per share.

Forced sale:             Stock owned by you and your    None.
                         permitted transferees is
                         subject to "call" by the
                         Company. If you terminate your
                         employment, the stock is
                         repurchased at the most recent
                         appraisal price.

Put:                     Under the stockholders'        None.
                         agreement, upon your death,
                         disability or normal
                         retirement up to 30% of your
                         shares can be "put" to the
                         Company for sale for cash at
                         the most recent appraisal
                         price. The "put" is subject to
                         the limitations of the
                         Company's credit agreement.

Q17. What are the differences between new class A common stock that I will own after the merger and the new class B common stock that will be offered to the public?

A. The following table summarizes some of the significant differences between the new class A common stock and the new class B common stock.

                            New Class A Common Stock       New Class B Common Stock
                         ------------------------------ ------------------------------

                            To be owned by employee         To be owned by public
                         stockholders after the merger    stockholders after the IPO

Trading market and sale  Initially, no sales or         Class B common stock purchased
 restrictions:           transfers or hedging           on the New York Stock Exchange
                         transactions except for sales  (ticker symbol RMK) is freely
                         in the proposed tender offer   tradeable like any other
                         and except for permitted       publicly traded security.
                         transfers including to family
                         members, to charities and for
                         estate planning purposes.

                         If you terminate your          Class B-1, B-2 and B-3 common
                         employment during the sale     stock resulting from the
                         restriction periods, then on,  conversion from class A common or in some instances up to 180 stock is subject to the sale
                         days after, your termination   restrictions of the original
                         date, your class A-1, A-2 and  class A common stock.
                         A-3 common stock will be
                         converted to class B-1, B-2
                         and B-3 common stock. These
                         shares of class B common stock
                         will have the same sale
                         restrictions that are imposed
                         on the class A common stock.

                         After the expiration of the
                         applicable sale restrictions,
                         your new class A common stock
                         will be freely tradeable and
                         will convert upon sale into
                         the unrestricted new class B
                         common stock.

Voting rights:           Ten votes per share.           One vote per share.

UNEXERCISED STOCK OPTIONS AND PURCHASE OPPORTUNITIES

Q18. What happens to my unexercised outstanding stock options and purchase opportunities?

A. Generally, they will be adjusted for the merger but otherwise will not change. Each purchase opportunity for one share of old class B common stock will be converted into a purchase opportunity for two shares of new class A stock, and the exercise price (grant price) per share will be divided by two.

    For example, an outstanding purchase opportunity for one share of old class B common stock at an exercise price of $15.00 per share will convert into a purchase opportunity for two new shares of class A common stock at an exercise price of $7.50 per share.

   When you exercise your options and purchase opportunities, the number of shares issued will be divided equally as nearly as possible without issuing fractional shares among class A-1, class A-2 and class A-3 common stock. These shares will also be subject to the same sale restrictions as the shares you receive in the merger. When you exercise your options and purchase opportunities after the sale restriction periods have expired, the shares you receive will be convertible into shares of class B common stock which are freely tradeable in the public market.

Q19. How will I exercise the unexercised options and purchase opportunities that I hold?

A. The exercise process will not change. As usual, you will be required to complete the necessary forms and submit them along with payment for the cost of the stock and estimated withholding tax to the Company. After your forms have been processed, the Company will issue your shares of new class A common stock.

Q20.  When will I be able to exercise my existing grants?

A. For unexercised installment stock purchase opportunity grants (ISPOs), the exercise schedule will not change after the IPO. ISPO exercises will continue to occur between December 15 and January 15 as shown on your grant certificate.

   After the IPO, cumulative installment stock purchase opportunities (CISPOs) and Stock Purchase Opportunity (SPOs), will no longer be limited to the December 15 - January 15 exercise period. You will be able to exercise them at any time after they are vested and prior to their expiration.

Q21.  How will I know the market price when I exercise?

A. The Company anticipates that the market price for shares of class A common stock will be the same as the market price for publicly traded class B common stock, which will be listed on the New York Stock Exchange (ticker symbol RMK). The market price for unrestricted class B common stock should be generally available from newspapers and on the Internet. The specific procedures will be addressed in the exercise forms.

Q22. Will I receive new grant certificates for my unexercised stock options and purchase opportunities?

A. No. You will not receive new grant certificates, but you will receive a statement that lists all of your outstanding options and purchase opportunities.

Q23. After the sale restriction periods expire, how can I sell my shares of class A common stock?

A. If you wish to sell your shares of class A common stock, they will be converted into class B common stock when you sell them on the New York Stock Exchange (or another national securities market) through a stockbroker.

Q24. What will happen to my unexercised stock options and purchase opportunities, if my employment terminates?

A. The provisions of your stock options and purchase opportunities relating to termination will remain the same. Upon termination, stock options and purchase opportunities that have not vested will expire. Stock options and purchase opportunities that have vested will be exercisable in accordance with their terms. If you leave before the sale restriction periods expire, you will be issued new class B-1, B-2 and B-3 common stock when you exercise. If you leave after the sale restriction periods expire, you will receive new class B common stock when you exercise.

Q25. Will the Company continue to make grants under the existing stock programs?

A. No. The Company anticipates that all future grants will be made under the terms of the new stock program, discussed below. You will, however, be able to exercise the outstanding shares in the grants that you currently own in accordance with the terms of those grants.

FUTURE STOCK OPTION GRANTS

Q26.  Will we have a new employee incentive stock plan?

A. Yes. The ARAMARK 2001 Equity Incentive Plan is the new stock ownership plan that is being proposed by the board of directors for approval by the Company's stockholders. The Company anticipates that if this plan is approved, future stock options will be granted under this new plan. Specific information about the terms of any grants will be made available at the time any such stock options are awarded.

Q27.  When will options be granted under this plan?

A. The Company anticipates that options under this plan will be awarded, from time to time, at future meetings of the board.

Q28. What will the price be for any new grants awarded under this new plan after the IPO?

A. The Company expects that the price will be based on the market price of the publicly traded new class B common stock in effect on the date of the grant.

FUTURE TRANSFERS OF STOCK

Q29. Will I be able to transfer stock after the transactions are complete but before the sale restriction periods expire?

A. Generally no. You will be able to make permitted transfers to family members and for estate planning purposes, as you can now. The specific details of the transfer restrictions are described in detail in the preliminary proxy statement/prospectus which you should read carefully. Your permitted transferees will continue to be subject to the sale restriction periods for the stock they receive.

FUTURE SALES OF STOCK

Q30. Can I sell shares in the internal market between now and the completion of the IPO?

A. No. SEC rules prohibit the Company from purchasing your shares between now and the completion of the IPO. As a result, the Company has cancelled the June 15, 2001 - July 16, 2001 and September 15, 2001 - October 15, 2001
    internal markets.

   The Company realizes that this could cause hardship to employees who may need liquidity during this extended period. The Company has addressed this issue in two ways:

   . It intends to offer to purchase for cash a portion of your shares in a tender offer promptly following the IPO, and

   . The Company may provide emergency loans for employee stockholders on terms similar to the terms of the deferred payment loans, prior to the IPO. The decision whether to grant such loans will be made on a case-by-case basis.

Q31.  Will there be an internal market after the IPO?

A. No. We anticipate that the internal market will no longer be offered. You will be able to sell shares to the Company in the tender offer and into the public market at any time after each sale restriction period expires.

Q32.  Will the emergency buyback program still be available to me?

A. Yes. After the tender offer, the Company anticipates that it will continue the emergency buyback program until the expiration of the sale restriction period on the class A-1 common stock which will occur 180 days after the IPO.

Q33. Will I be permitted to enter into a hedging or insurance transaction to avoid the risk of my shares decreasing in value during the applicable sale restriction period?

A. No. You will be prohibited from buying a "put" option, selling a "call" option, selling short or entering into any other hedging or insurance transaction relating to your restricted class A common stock and class B-1, B-2 and B-3 common stock during the applicable sale restriction period.

Q34. Will ARAMARK still buy my shares under the stock repurchase policy if my employment terminates?

A. No. We anticipate that the stock repurchase policy will not be continued. Since we will be a public company, you may sell shares into the public market as sale restriction periods expire.

Q35. Will I or my estate still be able to require ARAMARK to repurchase my shares upon my retirement, death or disability?

A. No. That "put" right is a provision of the current stockholders' agreement which will be terminated. However, until the sale restriction periods expire, the Company will consider waiving the sale restrictions or repurchasing the shares upon the death of an employee stockholder in order to pay any estate taxes and expenses.

SELLING STOCK IN THE TENDER OFFER

Q36.  What is an issuer tender offer?

A. An issuer tender offer is a formal offer by a company to repurchase some of its shares from its stockholders.

Q37.  When will the tender offer take place?

A. The Company intends to launch the tender offer promptly after completion of the IPO.

Q38.  Can I sell stock in the tender offer?

A. Yes. The Company intends to make the tender offer available to all holders of its new class A common stock, including all management stockholders, their permitted transferees, its retirement plans and all outside stockholders who owned shares prior to the merger. New class B shares purchased in the IPO or in the public market after the IPO will not be eligible for participation in the tender offer.

   If your employment terminates prior to the completion of the tender offer, you will be able to participate in the tender offer.

Q39.  Do I have to sell shares in the tender offer?

A.  No. The decision whether to sell or retain your shares is up to you.

Q40.  How many shares can I sell in the tender offer?

A. The Company anticipates that you, and other pre-IPO stockholders, will be able to sell in the tender offer up to 10% and possibly up to 13% of your shares.

    The percentage will be set by the board of directors at the time the tender offer is launched. The board will take into consideration the amount of the net proceeds received from the IPO. No final decision will be made until the time the tender offer is launched, and even then, the Company could change the terms of the tender offer prior to its completion. The Company cannot assure you that the tender offer will occur on these terms.

Q41.  What shares can I sell in the tender offer?

A. You may tender as many shares of class A-1 common stock as you want, subject to the maximum percentage of stock you are allowed to tender. Of the shares of class A common stock you tender, no more than a third may be shares of class A-2 common stock and no more than a third may be shares of class A-3 common stock. Your determination of which shares, if any, to sell has important tax and other consequences. We urge you to consult your tax advisor.

    If you choose to sell the shares pledged to your bank as collateral for a loan, you must obtain authorization from your bank to release the shares. The bank may allow you to substitute non-pledged shares for pledged shares in order to release those shares for sale.

Q42.  What will be the tender offer price?

A. The Company anticipates that the price offered will be equal to the initial offering price in the IPO. However, no final decision will be made until the time the tender offer is launched, and even then, the Company could change the terms of the tender offer prior to its completion.

Q43.  When will the tender offer be completed?

A. Under the rules of the SEC, the tender offer must remain open for at least 20 business days after it begins. The Company anticipates that the expiration date will be 20 business days after commencement. However, no final decision will be made until the time the tender offer is launched, and even then, we could change the terms or extend the tender offer prior to its completion.

Q44.  When will I get paid for the shares I sell in the tender offer?

A.  The Company will pay you promptly after the expiration of the tender offer.

Q45.  When will I learn about the actual terms of the tender offer?

A. All of the terms and conditions of the tender offer, including detailed instructions of how to participate, will be contained in the tender offer materials that will be distributed to you at the time the tender offer begins. You should read those materials carefully before you decide whether or not to participate in the tender offer because they will contain important information. The Company will file a Schedule TO (containing the tender offer materials) with the SEC at that time. The Schedule TO as well as other filings of ARAMARK with the SEC will also be available at the web site maintained by the SEC: http://www.sec.gov.

SELLING STOCK IN THE PUBLIC MARKET

Q46.  When will I be able to sell shares in the public market after the IPO?

A. You will not be able to sell any shares for at least 180 days after the IPO, as these shares will be subject to sale restriction periods. If you want to sell your new class A common stock after the sale restriction periods expire, it will automatically be converted into class B common stock when you sell on the New York Stock Exchange (or another national securities market) through a stockbroker.

Q47. Will there be recommended brokers that I should use to sell my stock? Will I pay a fee?

A. The Company intends to establish relationships with several brokers who will be familiar with its stock ownership program. You may wish to work through one of these brokers, but are not obligated to do so. Fees are at the discretion of each broker, as is the case with any brokerage arrangement for publicly traded security transactions.

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DEFERRED PAYMENT PROGRAM/BANK LOANS

Q48.  Will the deferred payment program still be offered?

A. Yes. The Company anticipates that the deferred payment program will still be offered for the December 2001 - January 2002 exercise period with substantially the same provisions as before the merger. However, as with many matters related to the stock ownership program, the Company has not yet made a final decision. The Company may not offer the deferred payment program in subsequent years.

Q49.  What will happen to my outstanding deferred payment obligations?

A. The Company believes that the terms of your current deferred payment obligations will remain in effect.

Q50. What will happen to those shares that are held as collateral for my obligations under the deferred payment program?

A. There will be no change to the collateral requirements under the program. The shares currently held as collateral for deferred payment obligations will convert into new class A common stock in the merger and will be subject to the sale restrictions periods described above.

   At the time these pledged shares become eligible for sale, whether in the tender offer or when the sale restriction periods end, you may choose to sell these pledged shares. The proceeds of the sale of pledged shares will be distributed to you after the associated deferred payment obligation is paid off, as contemplated by the terms of the obligation. Alternatively, you can substitute with us non-pledged shares for the pledged shares associated with a deferred payment obligation in order to release those shares for sale without paying off the obligation.

   Of course, you can always elect to apply any proceeds from sold shares that are not held as collateral to pay off your outstanding deferred payment obligation(s).

   We anticipate that you will be receiving more information concerning any repayment requirement or election. We urge you to consult your tax and financial advisors.

Q51. Will ARAMARK continue to permit rollovers of existing deferred obligations?

A. The Company anticipates that it will offer this program one more time in 2002. However, as with many matters relating to the stock ownership program, it has not yet made a final decision.

Q52. Can I sell restricted pledged shares to meet my deferred payment obligations in an emergency?

A. No. During the sale restriction periods, you cannot sell your restricted shares to meet your deferred payment obligations.

Q53. Will I still be able to pledge shares during the applicable sale restriction period?

A. Yes. You will be permitted to make bona fide pledges to ARAMARK, commercial banks, saving and loan institutions or any other lending or financial institution as security for your indebtedness to such lenders. However, your lender will be subject to the same sale restriction periods.

Q54. What will happen to my personal bank loans and the shares my bank is holding as collateral?

A. Any decision concerning your personal bank loans will be made by your bank. The Company has talked to the primary lending banks and requested that they provide you with an explanation of their policies regarding your loan.

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Q55.  Will my bank offer personal loans to finance future options or purchase opportunity exercises?

A. Any decision concerning future bank loans will be made by your bank. The Company has talked to the primary lending banks about the proposed transactions.

TAXES

Q56.  Will there be U.S. federal income tax consequences from the merger?

A. No. The merger, and the resulting conversion of your shares into new class A common stock, will not be taxable events for U.S. federal income tax purposes.

Q57. Will there be tax consequences from the merger for a non-U.S. resident stockholder who is not a U.S. citizen?

A. As described above, the merger will not be a taxable transaction for you for United States federal income tax purposes. Furthermore, based on the advice the Company has received from its tax advisors, it believes:

   . For stockholders subject to tax in Belgium, Canada, Hungary, Mexico and the United Kingdom, the merger will not be a taxable transaction.

   . For stockholders subject to tax in Germany, the merger may be deemed a taxable sale of your current class B common stock, in which case gain is measured by the difference between the value of your current class B common stock at the time of the merger and your basis in that stock. We understand, however, that all gain due to stock held for more than 12 months and 50% of the gain due to stock held 12 months or less is exempt from German taxation.

   . For stockholders subject to tax in Spain, there will be no Spanish tax consequences of the merger. Our advisors caution, however, that the law and regulation upon which this belief is based has recently undergone revision and, thus, is not entirely clear. It is possible that the merger may be a taxable transaction in Spain. The Company, with its tax advisors, is continuing to seek clarification of the law on this point and will update this answer.

   Tax matters in every country are complicated and may depend upon your local circumstances. You are strongly urged to consult your local tax advisor.

Q58.  What will be the tax basis of my new shares?

A. For stockholders subject to tax in the United States, Belgium, Canada, Hungary, Mexico, Spain or the United Kingdom, your total stock basis in your new class A common stock will be equal to your tax basis in your old class B common stock.

   For stockholders subject to tax in Germany, your total stock basis in your new class A common stock will be equal to the value of your current class B common stock at the time of the merger, which is the amount measured against your basis to determine your gain on the merger.

   After the completion of the merger, the Company will send you a new Shares Owned Report which will reflect all new class A common shares owned and our estimate of the cost and tax basis of those shares. Your records may differ. You should review this with your new tax advisor.

Q59.  What will be the tax consequences of selling stock in the tender offer?

A. For stockholders subject to tax in Belgium, the Company understands that any gain is exempt from the Belgian income tax.

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   For other stockholders, gain or loss upon the disposition of shares sold in the tender offer will be measured by reference to your basis in these shares. Such gain or loss will be taxable to persons subject to U.S. federal taxation as capital gain or loss. The Company understands that such gain or loss will be taxable to varying degrees to persons subject to tax in Canada, Germany, Hungary, Mexico, Spain and the United Kingdom. Each country taxes such gains in a different manner, using different rates, exclusions and other factors. You are strongly urged to consult your local tax advisor.

RETIREMENT PLANS

Q60.  What will be the effect of the merger on the 401(k) plans?

A. Each share of old class A common stock currently held by the plans will be converted into 20 shares of new class A-1 common stock. Plan participants will receive more information at a later date.

Q61.  Will the Company continue to contribute shares to the 401(k) plans?

A. Yes. However, the Company may contribute cash in lieu of shares to address liquidity needs of the plans.

Q62.  What will be the effect of the merger on the Stock Unit Retirement Plan
      (SURP)?

A. Currently the Company match in the SURP is in deferred stock units (DSU). In the merger, each deferred stock unit (DSU) for one share of old class B common stock will be converted into a DSU for two shares of new class A common stock. In addition, upon termination of employment, participants will receive, for the DSUs in their accounts, the actual shares rather than the value of such shares paid in cash. After the sale restriction periods expire, the recipient may sell his or her shares.

   The Company anticipates that it will adopt a new stock unit retirement plan that will be effective for periods after the merger and the IPO. The terms of the new plan will be substantially similar to those of the existing plans.

Q63.  Will the 401(k) plans participate in the tender offer?

A. No. Because of restrictions of the ERISA rules applicable to the 401(k) plans, the plans may not be able to sell shares in the tender offer. Instead of participating in the tender offer, the Company anticipates that the plans will sell to the Company prior to the tender offer, the same number of shares that the plans would otherwise have sold in the tender offer.

MISCELLANEOUS

Q64.   Will the Company's relationships with clients, customers, suppliers and employees change?

A. No. A key to our success will continue to be the strong relationships that we maintain with each of these partners.

Q65. Will the members of the Company's executive management or board of directors change?

A. No. We do not anticipate any changes to our executive management or our board. However, as a result of the merger and as described in the proxy statement/prospectus, instead of being elected every year, the Company's directors will be elected for three-year terms and as a result only one-third will be elected each year.

Q66. Will the Company's employee stockholders still maintain economic and voting majority after the merger, IPO and stock buyback are complete?

A. Yes. Employee stockholders and the 401(k) plans will hold more than two thirds of the Company's total outstanding common stock and more than 80% of its total voting power, assuming the merger, IPO and stock buyback go forward as currently contemplated.

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Q67.  Will the Company still encourage employee ownership?

A. Yes. The Company believes that it is important for its managers and employees to continue to have a significant investment in the Company so that they will be motivated to strive for its continued success and share in its potential rewards. After the initial transactions are complete, employees and the 401(k) plans will still own more than two thirds of the Company's common stock.

Q68. What happens if the Company's stockholders do not approve the transactions?

A. If stockholder approval is not obtained, the merger, IPO and tender offer will not occur, and the stockholders' agreement will not be terminated. The Company will remain private and will continue to operate its business as it has in the past. In addition, the current features of the employee stockholder ownership programs will not change.

Q69. Can the board of directors cancel the transactions even if the stockholders approve them?

A. Yes. If at any time the board of directors decides that it is not of the best interest of the Company and its stockholders to proceed, the board will terminate the transactions.

Q70.  How long will it take to complete the proposed transactions?

A. It's difficult to predict. Typically in an IPO and merger, the SEC reviews the documents and makes several rounds of comments before the prospectus and proxy statement become final and stockholders have an opportunity to vote. The Company hopes to have the proposed transactions completed before calendar year end, but the timing could vary.

Q71.  What will happen to the ARAMARK name?

A.  The Company's name will remain the same, "ARAMARK Corporation."

Q72.  Are there any risks as a result of the IPO?

A. Yes. The value of your stock will be subject to the ups and downs of the stock market. Initially there also will be restrictions on when you can sell your shares which may create some risk for you.

    The Company will continue to be subject to the risks its business faces every day. More significant risks are discussed in the preliminary proxy statement/prospectus under "Risk Factors." You should review these risks carefully.

Q73.  Did the Company consider any other options besides an IPO?

A. The Company's senior management considered other possible strategic alternatives and concluded that pursuing the IPO would be the best way to accomplish its goals.

Q74. What percentage of the stockholder vote is required to approve these matters?

A. A majority of the Company's outstanding shares must be voted in favor of the merger. A majority of the shares present and entitled to vote at the special meeting is required to approve the 2001 Equity Incentive Plan. These votes will take place at a special stockholders meeting.

Q75.  Will the Company pay dividends after the IPO?

A. No. The Company does not currently intend to begin paying cash dividends after the IPO. However, the declaration of future dividends on the Company's common stock, if any, will be subject to the discretion of the board of directors, and will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions and other factors the board of directors may deem relevant.

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